Exhibit (a)(31)

For Immediate Release	Media Contact:	Investor Contact:

January 10, 2011	Bo Piela	Patrick Flanigan
	(617) 768-6579	(617) 768-6563
Genzyme Statement on Discussions With Sanofi-Aventis
Cambridge, MA — Genzyme Corp. (NASDAQ: GENZ) reported today that discussions between its financial advisors and financial advisors for Sanofi-Aventis are continuing and have expanded to include representatives of both companies. These discussions have focused on potential terms for a negotiated transaction and have included the possible use of a contingent value right relating to alemtuzumab as part of any potential resolution of differences with respect to value.
Genzyme can provide no assurance that these discussions will continue or will result in a transaction. It also can provide no assurance of the terms that may be obtained in any such transaction.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Sanofi-Aventis. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.